Exhibit 99.1

CANTERBURY PARK HOLDING CORPORATION REPORTS

RECORD 2022 THIRD QUARTER RESULTS

Shakopee, MN – November 10, 2022 – Canterbury Park Holding Corporation (“Canterbury” or the “Company”) (NASDAQ: CPHC), today reported record financial results for the three and nine months ended September 30, 2022.

($ in thousands, except per share data and percentages)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2022	2021	Increase	2022	2021	(1)	Increase
Net revenues (2)	$22,292	$21,347	4.4%	$53,705	$46,445		15.6%

Net income (2)	$2,921	$2,757	5.9%	$6,450	$5,178		24.6%

Adjusted EBITDA (3)	$5,341	$5,176	3.2%	$12,452	$10,111		23.2%

Basic EPS	$0.60	$0.58	3.5%	$1.33	$1.09		22.6%
Diluted EPS	$0.60	$0.58	3.5%	$1.32	$1.09		21.7%

(1)

Financial results for the nine-month period ended September 30, 2021 reflect the impact of the COVID-19 pandemic, including the state-mandated closure of Canterbury Park from January 1, 2021 through January 10, 2021. Canterbury Park re-opened on January 11, 2021 with a capacity limitation of 150 guests per designated area; the capacity limitation was subsequently increased on February 13, 2021 to 250 guests per designated area; remaining restrictions were lifted in late May 2021. Results for the three months ended September 30, 2022, the three months ended September 30, 2021 and the nine months ended September 30, 2022 reflect no closures or capacity limitations.

(2)	Net revenues and net income for the nine-month period ended September 30, 2021 include $515,000 in grant funds received as a result of the Minnesota COVID-19 relief package.
(3)

Adjusted EBITDA, a non-GAAP measure, excludes certain items from net income, a GAAP measure. Non-GAAP financial measures are not intended to be considered in isolation from, a substitute for, or superior to GAAP results. Definitions, disclosures, and reconciliations of non-GAAP financial information are included later in the release.

Management Commentary

“We delivered record third quarter results, including 4.4% year over year revenue growth to $22.3 million and 3.2% adjusted EBITDA growth to an all-time quarterly record $5.3 million. We achieved both record revenue and record operating income for the third quarter as visitation and spend per visit continues to outpace pre-pandemic levels and is driving improved financial results following the full reopening of our operations last year,” said Randy Sampson, Chairman and Chief Executive Officer of Canterbury Park. “While Card Casino revenue was down slightly from the same period last year it was up more than 17% compared to the same period in 2019. Our Racing and Food & Beverage operations also generated strong results as we concluded a great 2022 live racing meet in the third quarter. Across the 64 days of live action, our quality, differentiated thoroughbred product attracted record total handle, record out of state handle and healthy attendance, which collectively benefited the balance of our operations. In addition, our Food & Beverage and Events businesses continue to benefit from the return of more normalized operations, including increased demand for both catering and special events.

“Adjusted EBITDA as a percentage of total revenue of 24% during the third quarter represents the sixth consecutive quarter in which this metric has exceeded 20%. This also compares very favorably to Adjusted EBITDA as a percentage of total revenue of 11% achieved in the 2019 full year period. Our performance is clearly indicative of our efforts to expand the efficiency of our operations, including refinements made to marketing and promotional programs to ensure they are driving profitable revenue. We also continue to diligently manage our cost structure in a challenging economic and inflationary environment as we work to offset higher expenses across the business, including higher labor expense. While these challenges are likely to continue into 2023, we remain confident that our team has the right plans and strategies to sustain strong margins and cash flow.

“Canterbury Commons remains a hub of activity as work continued throughout the quarter on a variety of residential and entertainment projects. Swervo Development Corporation (“Swervo”) has now obtained all the requisite state and local approvals, and we expect to soon complete the sale of the land on which they will develop their proposed 19,000-seat concert amphitheater. Community response to the planned project has been very strong, and we’re excited to see the amphitheater rise alongside our racetrack as construction gets underway next year. In connection with this keystone project, we’ve received approval from the Minnesota Racing Commission to begin work on our stable improvement plan. This plan represents a vital investment in our racing operations and the broader Minnesota racing industry and will free up real estate on the Canterbury Commons site for additional developments that can build on the success of our earlier land sales and development joint ventures and further unlock its untapped value.

“Canterbury Park remains very well positioned to continue to benefit from our business-wide momentum as our Card Casino, Racing, Food & Beverage and Events operations generate consistent growth. At the same time, the development of Canterbury Commons is matching our long-term vision to drive traffic to our property thanks to the diverse array of residential and entertainment options that are taking shape. Furthermore, with $19 million of unrestricted cash as of September 30, 2022 alongside the cash proceeds that will be received for the sale to Swervo as well as sizeable income tax and TIF receivables, our clean balance sheet represents another source of underappreciated value. This, along with our consistent free cash flow generation, positions us to return capital to shareholders through our regular quarterly cash dividend and to simultaneously review potential strategic transactions where we can diversify and grow our business while bringing to bear our operating expertise and strong financial position. We are excited to finish out 2022 on a strong note and enter 2023 delivering on our strategies to generate long-term shareholder value.”

Canterbury Commons Development Update

The Company expects to complete the sale of approximately 40 acres in the northeast corner of the property to Swervo in late November 2022 in connection with their development of a state-of-the-art, 19,000-seat amphitheater. The project has received requisite state and local approvals and construction is expected to start in early 2023 with an anticipated opening of May 2024. Additionally, the Company has received approval from the Minnesota Racing Commission for its stable area improvement plan, with phase 1 of the barn relocation and redevelopment already underway.

In October 2022, Greystone Construction (“Greystone”) began construction of an 11,000 square-foot brewery, taproom and Mexican restaurant with outdoor patio space for co-tenants Badger Hill Brewing and Bravis Modern Street Food as part of its 13-acre Southwest Development site. The co-tenant property is set to open in Summer 2023. Additionally, Greystone has closed on the sale of a portion of its site slated for a preschool called Next Steps Learning Center which will begin construction in Spring 2023.

Phase I of Doran Companies’ upscale Triple Crown Residences at Canterbury Park is over 95% leased, and construction on Phase II is underway. Phase II is expected to be completed by Fall 2023, with occupancy available in phases starting in Spring 2023.

Pulte Homes of Minnesota continues its development of the 63-unit first phase of its new row home and townhome residences, with a total of 26 homes already sold. While sales velocity has slowed with the rise in interest rates, Pulte has continued construction for the road and utilities in the second phase of the development. Adjacent to Pulte’s development, Lifestyle Communities is in the pre-sales phase for its Artessa at Canterbury Park cooperative community, which will feature a 56-unit, four-story building with over 5,000 square feet of amenity spaces. Construction is expected to begin in Spring 2023. In addition, construction on the 147 units of senior market rate apartments under the Omry brand is underway with first occupancy expected in Fall 2023.

Developer and partner selection for the remaining 40 acres of Canterbury Commons continues. The primary focus for future projects will be on entertainment, office, retail, hotel, and restaurant uses. Canterbury expects to make additional new partner announcements in the future.

Summary of 2022 Third Quarter Operating Results

Net revenues for the three months ended September 30, 2022 increased 4.4% to a third quarter record $22.3 million, compared to $21.3 million for the same period in 2021. The year-over-year increase reflects the success of targeted marketing efforts which helped drive continued strong Card Casino and Racing operating results and an expanded events calendar which resulted in higher visitation and spend across the Company’s operations, particularly in Food & Beverage.

Operating expenses for the three months ended September 30, 2022 were $17.9 million, an increase of $923,000, or 5.4%, compared to $17 million for the same period in 2021. The year-over-year increase in operating expenses was primarily due to increased labor and advertising costs in order to support the increased revenue levels along with increased costs due to the current inflationary environment.

The Company recorded a loss from equity investment of $500,000 for the three months ended September 30, 2022 compared to a loss from equity investment of $686,000 in the three months ended September 30, 2021. The loss from equity investments in both periods was primarily related to the Company’s share of depreciation, amortization, and interest expense from the Doran Canterbury joint ventures.

The Company recorded income tax expense of $1.2 million for the three months ended September 30, 2022 compared to income tax expense of $1.1 million for the three months ended September 30, 2021.

The Company recorded net income of $2.9 million, or diluted earnings per share of $0.60, for the three months ended September 30, 2022 compared to net income and diluted earnings per share for the three months ended September 30, 2021 of $2.8 million and $0.58, respectively.

Adjusted EBITDA, a non-GAAP measure, for the three months ended September 30, 2022 was an all-time quarterly record $5.3 million compared to adjusted EBITDA of $5.2 million for the same period in 2021.

Summary of 2022 Year-to-Date Operating Results

Net revenues for the nine months ended September 30, 2022 increased 15.6% to $53.7 million, compared to $46.4 million for the same period in 2021. The year-over-year increase reflects increased revenue across the Company’s business driven by increased visitation and spend per visit compared to historical pre-pandemic periods as well as a return to normalized operations as compared to the various restrictions and capacity constraints that were in place during the first half of 2021.

Operating expenses for the nine months ended September 30, 2022 were $44.2 million, an increase of $6.2 million, or 16.4%, compared to $38 million for the same period in 2021. The year-over-year increase in operating expenses reflects an increase in nearly all the Company’s operating areas, primarily as a result of a return to normalized operations compared to the various restrictions and capacity constraints that were in place during the first half of 2021, as well as the current inflationary environment.

The Company recorded a loss from equity investment of $1.3 million for the nine months ended September 30, 2022 compared to a loss from equity investment of $2 million for the nine months ended September 30, 2021. The loss from equity investments in both periods was primarily related to the Company’s share of depreciation, amortization, and interest expense from the Doran Canterbury joint ventures.

The Company recorded income tax expense of $2.4 million for the nine months ended September 30, 2022 compared to income tax expense of $2.1 million for the nine months ended September 30, 2021.

The Company recorded net income of $6.5 million, or diluted earnings per share of $1.32, for the nine months ended September 30, 2022 compared to net income and diluted earnings per share for the nine months ended September 30, 2021 of $5.2 million and $1.09, respectively.

Adjusted EBITDA was $12.5 million for the nine months ended September 30, 2022. Adjusted EBITDA was $10.1 million for the same period in 2021.

Additional Financial Information

Further financial information for the third quarter ended September 30, 2022 is presented in the accompanying tables at the end of this press release. Additional information will be provided in the Company’s Quarterly Report on Form 10-Q that will be filed with the Securities and Exchange Commission on or about November 14, 2022.

Use of Non-GAAP Financial Measures

To supplement our financial statements, we also provide investors with information about our EBITDA and Adjusted EBITDA, each of which is a non-GAAP measure, which excludes certain items from net income a GAAP measure. We define EBITDA as earnings before interest, taxes, depreciation and amortization. We define Adjusted EBITDA as earnings before interest income, income tax expense, depreciation and amortization, as well as excluding gain on sale of land, depreciation and amortization related to equity investments, interest expense related to equity investments, and grant money received from the Minnesota COVID-19 relief package. Neither EBITDA nor adjusted EBITDA is a measure of performance calculated in accordance with generally accepted accounting principles ("GAAP"), and should not be considered an alternative to, or more meaningful than, net income as an indicator of our operating performance. We have presented EBITDA as a supplemental disclosure because it is a widely used measure of performance and basis for valuation of companies in our industry. Other companies that provide EBITDA information may calculate EBITDA differently than we do. We have presented Adjusted EBITDA as a supplemental disclosure because it enables investors to understand our results excluding the effect of these items.

About Canterbury Park

Canterbury Park Holding Corporation (Nasdaq: CPHC) owns and operates Canterbury Park Racetrack and Card Casino in Shakopee, Minnesota, the only thoroughbred and quarter horse racing facility in the State. The Company generally offers live racing from May to September. The Card Casino hosts card games 24 hours a day, seven days a week, dealing both poker and table games. The Company also conducts year-round wagering on simulcast horse racing and hosts a variety of other entertainment and special events at its Shakopee facility. The Company is also pursuing a strategy to enhance shareholder value by the ongoing development of approximately 140 acres of underutilized land surrounding the Racetrack that was originally designated for a project known as Canterbury Commons™. The Company is pursuing several mixed-use development opportunities for the remaining underutilized land, directly and through joint ventures. For more information about the Company, please visit www.canterburypark.com.

Cautionary Statement

From time to time, in reports filed with the Securities and Exchange Commission, in press releases, and in other communications to shareholders or the investing public, we may make forward-looking statements concerning possible or anticipated future financial performance, business activities or plans. These statements are typically preceded by the words “believes,” “expects,” “anticipates,” “intends” or similar expressions. For these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in federal securities laws. Shareholders and the investing public should understand that these forward-looking statements are subject to risks and uncertainties which could affect our actual results and cause actual results to differ materially from those indicated in the forward-looking statements. We report these risks and uncertainties in our Annual Report on Form 10-K filed with the SEC and subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. They include, but are not limited to: our Cooperative Marketing Agreement with the Shakopee Mdewakanton Sioux Community contains both affirmative and negative covenants that restrict our business and limit our ability to pursue certain changes to gaming laws, even if such activities or changes would be in the best interests of our company; our dependence on the Cooperative Marketing Agreement with the Shakopee Mdewakanton Sioux Community for purse enhancement payments and marketing payments, which may not continue after 2022; the effect that the COVID-19 coronavirus pandemic and resulting precautionary measures may have on us as an entertainment venue or on the economy generally, including the fact that we temporarily suspended all card casino, simulcast, and special events operations during portions of 2020 and 2021 and may be required to do so again in 2022, that we were required to limit visitors and engage in new cleaning protocols, social distancing measures and other changes to our racetrack and card casino operations to comply with state law and health protocols and reductions in the number of visitors due to their COVID-19 concerns; material fluctuations in attendance at the Racetrack; material changes in the level of wagering by patrons; any decline in interest in the unbanked card games offered in the Card Casino; competition from other venues offering unbanked card games or other forms of wagering; competition from other sports and entertainment options; increases in compensation and employee benefit costs; increases in the percentage of revenues allocated for purse fund payments; higher than expected expense related to new marketing initiatives; the impact of wagering products and technologies introduced by competitors; the general health of the gaming sector; legislative and regulatory decisions and changes; our ability to successfully develop our real estate, including the effect of competition on our real estate development operations and our reliance on our current and future development partners; temporary disruptions or changes in access to our facilities caused by ongoing infrastructure improvements; and other factors that are beyond our ability to control or predict.

The forward-looking statements in this press release speak only as of the date of this press release. Except as required by law, Canterbury assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future, except as required by law.

# # #

Investor Contacts:
Randy Dehmer	Richard Land, Jim Leahy
Senior Vice President and Chief Financial Officer	JCIR
Canterbury Park Holding Corporation	212-835-8500 or cphc@jcir.com
952-233-4828 or investorrelations@canterburypark.com

- Financial tables follow –

CANTERBURY PARK HOLDING CORPORATION'S
SUMMARY OF OPERATING RESULTS
(UNAUDITED)

	Three months ended		Nine months ended
	September 30,		September 30,
	2022	2021	2022	2021
Net Operating Revenues	$22,292,403	$21,347,334	$53,704,649	$46,444,694
Operating Expenses	(17,884,034)	(16,961,343)	(44,179,373)	(37,957,706)
Gain on Sale of Land	—	—	12,151	263,581
Income from Operations	4,408,369	4,382,991	9,537,427	8,750,569
Other Loss, net	(277,472)	(505,384)	(653,247)	(1,439,564)
Income Tax Expense	(1,209,777)	(1,123,209)	(2,434,078)	(2,133,030)
Net Income	$2,921,120	$2,757,398	$6,450,102	$5,177,975
Basic Net Income Per Common Share	$0.60	$0.58	$1.33	$1.09
Diluted Net Income Per Common Share	$0.60	$0.58	$1.32	$1.09

RECONCILIATION OF NET INCOME TO EBITDA AND ADJUSTED EBITDA
(UNAUDITED)

	Three months ended		Nine months ended
	September 30,		September 30,
	2022	2021	2022	2021
NET INCOME	$2,921,120	$2,757,398	$6,450,102	$5,177,975
Interest income, net	(222,671)	(180,357)	(620,811)	(524,757)
Income tax expense	1,209,777	1,123,209	2,434,078	2,133,030
Depreciation	747,267	730,164	2,234,790	2,113,917
EBITDA	4,655,493	4,430,414	10,498,159	8,900,165
Gain on sale of land	—	—	(12,151)	(263,581)
Depreciation and amortization related to equity investments	445,181	496,512	1,340,856	1,283,858
Interest expense related to equity investments	240,418	248,727	625,401	705,793
Other revenue, COVID-19 relief grants	—	—	—	(515,000)
ADJUSTED EBITDA	$5,341,092	$5,175,653	$12,452,265	$10,111,235